UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company” or “Telefônica”) (B3: VIVT3; NYSE: VIV) hereby informs its shareholders and the market in general that, on July 1, 2026, Telefônica Infraestrutura e Segurança Ltda. (“TIS”), indirectly controlled by the Company, merged Telefônica Cibersegurança e Tecnologia do Brasil Ltda. (“Cyberco Brasil”), a wholly-owned subsidiary of TIS, which was consequently dissolved (“Merger”).

The Merger constitutes a corporate and operational reorganization aimed at generating administrative and economic benefits through the simplification of operating structures, reduction of costs associated with the operations and activities carried out by Cyberco Brasil and TIS, and the capture of internal synergies. In addition, the Merger was concluded based on the book value of Cyberco Brasil’s net assets and did not result in any change to TIS’s share capital or to the equity interest indirectly held therein by the Company.

Finally, as a result of the Merger, TIS succeeds to all of Cyberco Brasil’s assets, liabilities, rights, and obligations.

São Paulo, July 1, 2026.

Rodrigo Rossi Monari

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 1, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director